Exhibit 99.1

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

NOTICE OF VIRTUAL SHAREHOLDERS’ MEETING

In compliance with the provisions of the Article 21-A of the Business Corporations’ Act, and Articles Fourteen and Eighteen of the Bylaws, a Virtual Shareholders’ Meeting is duly summoned to be held on December 4, 2024, at 10:00 hours.

The meeting shall be held through the iQuorum virtual platform, which shall also be used to establish the required quorum and the exercise of voting rights, as detailed in document entitled “Procedure for Virtual Shareholders’ Meeting”, that can be found at our website www.buenaventura.com

Purpose of the Summons:

1.	Issuance of negotiable obligations in an aggregate amount of up to US$650,000,000 (Six hundred and fifty million United States Dollars) and the repurchase or redemption of the Company’s negotiable obligations that remain outstanding as of the date hereof; delegation of authority in favor of the Company’s board of directors for it to adopt any agreements as may be necessary or convenient in order to determine the terms, conditions, characteristics and timing of the Company’s program governing such negotiable obligations and of the repurchase or redemption of the Company’s negotiable obligations that remain outstanding as of the date hereof.

Should the required quorum not be present at the Shareholders’ Meeting, an adjourned meeting, on first and second call shall be scheduled for December 09 and 13, 2024, respectively, at the same time and venue.

This Meeting shall be attended by the holders of ordinary shares registered in the Share Register as of November 24, 2024.

Shareholders may be represented at the Meeting by a proxy executed in writing and for a special purpose, except in the case of powers of attorney granted through a notarially recorded instrument. Proxies and powers of attorney must be submitted to the Company in a term not to exceed twenty-four (24) hours prior to the holding of the meeting, following the procedure detailed in the “Procedure for Virtual Shareholders’ Meeting”.

Lima, November 06, 2024.

THE BOARD OF DIRECTORS